LFG Nexus

Social Media for Gamers, By Gamers

Consolidated Financial Statement

(unaudited)

LFG Nexus

Profit and Loss

January 2019 - December 2020

	JAN - DEC 2019	JAN - DEC 2020	TOTAL
Income			
Total Income			**$0.00**
GROSS PROFIT	**$0.00**	**$0.00**	**$0.00**
Expenses			
Advertising & Marketing	629.97	27.00	$656.97
Auto	0.00	19.01	$19.01
Bandwidth	28.50	28.50	$57.00
Bank Charges & Fees	104.00	264.00	$368.00
Contractors	0.00	5,375.00	$5,375.00
Domain Registrations	17.99	141.95	$159.94
Job Supplies	31.79	51.45	$83.24
Legal & Professional Services	0.00	50.00	$50.00
Meals & Entertainment	0.00	550.59	$550.59
Office Supplies & Software	0.00	324.46	$324.46
Other Business	100.00	0.00	$100.00
Software	134.25	1,881.90	$2,016.15
Travel	0.00	48.00	$48.00
Total Expenses	**$1,046.50**	**$8,761.86**	**$9,808.36**
NET OPERATING INCOME	**$ -1,046.50**	**$ -8,761.86**	**$ -9,808.36**
NET INCOME	**$ -1,046.50**	**$ -8,761.86**	**$ -9,808.36**

LFG Nexus
Balance Sheet
FOR THE PERIODS 2019 & 2020

	2019	2020
ASSETS		
Bank Accounts		
Cash on hand	53.50	91.64
Total Bank Accounts	**$ 53.50**	**$ 91.64**
Total Current Assets	**$ 53.50**	**$ 91.64**
TOTAL ASSETS	**$ 53.50**	**$ 91.64**
LIABILITIES AND EQUITY		
Liabilities		
Loan	0.00	8,000.00
Total Other Current Liabilities	**$ 0.00**	**$ 8,000.00**
Total Current Liabilities	**$ 0.00**	**$ 8,000.00**
Total Liabilities	**$ 0.00**	**$ 8,000.00**
Equity		
Partner Contributions	1,100.00	1,900.00
Retained Earnings	0.00	-1,046.50
Net Loss	-1,046.50	-8,761.86
Total Equity	**$ 53.50**	**-$ 7,908.36**
TOTAL LIABILITIES AND EQUITY	**$ 53.50**	**$ 91.64**

LFG Nexus
Statement of Cash Flows
FOR THE PERIODS 2019 & 2020

	2019	2020
OPERATING ACTIVITIES		
Net Loss	-1,046.50	-8,761.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00	0.00
Loan	0.00	8,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 0.00**	**$ 8,000.00**
Net cash used by operating activities	**-$ 1,046.50**	**-$ 761.86**
FINANCING ACTIVITIES		
Partner Contributions	1,100.00	800.00
Net cash provided by financing activities	**$ 1,100.00**	**$ 800.00**
Net cash increase for period	**$ 53.50**	**$ 338.14**
Cash at beginning of period	**$ 0.00**	**$ 53.50**
Cash at end of period	**$ 53.50**	**$ 391.64**

LFG Nexus
STATEMENT OF MEMBERS' EQUITY
FOR THE PERIODS 2019 & 2020

	2019	2020
Members Equity – Beginning	0.00	53.50
Member's Contributions	1,100.00	800.00
Member's Draws - Net Income/(Loss)	-1,046.50	-8,761.86
Members Equity – Ending	**$ 53.50**	**-$ 7,908.36**

LFG Nexus LLC.

Social Media Platform for Gamers

Looking for Group Nexus

Notes to Financial Statements

2019, 2020 and 2021 to Date (March 13, 2021)

Business Description

LFG Nexus, LLC (LFG) is a Georgia based company established in 2019 to create a new Social Media Platform designed for Gamers. LFG is an acronym in the gaming community that means "Looking For Group" or "Looking For Game". LFG is here to focus on online social engagement and create a holistic approach to help Gamers increase their local digital experience. We are not dedicated to only Esports, Board Games, Mobile Games or just one facet of the gaming experience. We want to bring all the different genres under one online social experience, also including "Geek" now mainstream culture with Movies and TV Series like Game of Thrones, Harry Potter, Marvel, Star Wars, Lord of the Rings and more. Our business plan encompasses a hub (consoles, desktop and mobile) and spoke (gaming genres) with digital reach to further recognize revenue from various gaming verticals. Our ultimate goal is to further engage a highly fragmented gaming community base with a 360-degree approach driving traffic through our digital platform to the local physical business that supports the gaming community. This approach will allow us to maximize the monetization opportunities through our social media platform.

The company's revenue centers are geared around a subscription based, tiered membership that provides add-on functionality in creating commerce opportunities and traditional ad sales. In addition, we will also engage in traditional digital ad sales

Going Concerning Matters/Basis of Presentation and Use of Estimates:

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern.

The company is new having been established officially in February 2019. The company has limited amounts of cash on the balance sheet (approximately $91.64) at March 13, 2021. LFG Nexus is fundraising in order to fund its growth initiatives, specifically to develop and expand a robust mobile app to compliment a robust stationary (pc and game console) social media environment. A percentage of the funding will go towards developer talent, marketing and brand building talent. The Marketing is based on 2 simultaneous endeavors- increasing membership to drive subscription revenues and marketing to generate revenue from Advertising sales.

Summary of Significant Accounting Policies:

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates:
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

BALANCE SHEET MEASURES

Cash on hand:
Cash in Bank includes all cash balances.

Intellectual Property:
Intellectual property includes the development and continued enhancement of the online platform referenced as LFG Nexus.

Other Assets/Technology Investments:
Other assets include all physical servers, electronic equipment that keeps website online 24/7.

Debt:
The Company has $8,000 debt with Sy Johnston. The amount was borrowed in January 2019. The debt accrues interest at a rate of 7.5% annually. The debt comes due no later than December 31, 2023.

Equity measures:

EQUITY:
Under the Company's Limited Liability Company Agreement in effect, the Company issued 5,610,000 shares of $0.01 par value Membership Units.

Partner Contributions: Includes money invested by "The Team" to fund the startup of LFG Nexus LLC. The team consists of Adam Gerstin, CEO & Founder's; Andrew Buchman, CTO; Widmark Cano, CBDO: Ryan Gregersen, CIO: and George Thrasivoulou Director of Sales. At this point Adam Gerstin and the team has invested an additional $5.000 mostly from Adam but there has been a considerable amount of sweat equity from all for over the last 2 years.

Retained Earnings: Retained earnings are driven by the prior period's net income/(loss).

Net Income/ (Loss)
Note: net loss/net expenses will be capitalized on the balance sheet until the company begins shipping product/becomes operational. The Company currently anticipates becoming operational in August 2021 when it will begin selling advertising and online memberships.

PROFIT AND LOSS MEASURES

Wages:
The Company records wages, independent contractor and consulting expenses in the year incurred.

Marketing Expenses:
The Company records marketing expenses in the year incurred.

Accounting and Bookkeeping:
The Company records accounting and bookkeeping expenses in the year incurred.

Office Expenses and Postage:
The Company records office expenses and postage expenses in the year incurred.

Office Expenses – Dues and Subscriptions:
The Company records dues and subscriptions expenses in the year incurred.

Other Considerations/Subsequent Events:
As the Company becomes operational, it will begin to expand its ledger to include several new accounts such as inventory, selling, and building (drive-thru) related accounts. These will be incorporated into future financial statements and related notes to financial statements.